

June 29, 2022

Coreen Kraysler
Chief Financial Officer
Netcapital Inc.
1 Lincoln Street
Boston, MA 02111

   Re: Netcapital Inc.
     Amendment No. 2 to
     Registration Statement on Form S-1
     Filed June 28, 2022
     File No. 333-262688

Dear Ms. Kraysler:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2022 letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1. Refer to Exhibit 5.1. We note that the warrant agreement is governed by New York law and counsel's opinion is limited to the laws of Utah. Please have counsel revise the scope of the legality opinion accordingly.

Please contact Sonia Bednarowski at 202-551-3666 or J. Nolan McWilliams, Acting Legal Branch Chief, at 202-551-3217 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance